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FEB 24 2012

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SECURITIE  ION

12010279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRIPOINT GLOBAL EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
NEW YORK, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender   **646.290.7248**
                                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
                                (Name - *if individual, state last, first, middle name*)

10260 Westheimer, Suite 310 Houston,   **TX**   **77042**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tripoint Global Equities, LLC.** as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

__Financial & Operations Principal__
Title

_____
Notary Public

BETH A. CONGDON
No. 01CO6199721
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Jan. 20, 20 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Tripoint Global Equities, LLC
Gaithersburg, MD

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
February 20, 2012

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	64,349
Securities owned, at fair value		455,390
Prepaid expenses and other current assets		137,869
Total current assets		657,608
Fixed assets, net		4,687
Total Assets	$	662,295

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	23,239
Total current liabilities		23,239
Total liabilities		23,239
Member's equity		639,056
Total liabilities and member's equity	$	662,295

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Operations
For the year ended December 31, 2011

Revenue:

Commission income	$	440,485
Private placement fees		659,711
Consulting and other income		288,219
Mark to market adjustment on securities owned		(1,236,685)
Total income		151,730

Expenses:

Employee compensation and benefits		819,503
Consulting and professional fees		100,032
Occupancy and other expenses		450,093
Total expenses		1,369,628
Net loss	$	(1,217,898)

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2011

Member's equity at December 31, 2010	$	2,039,454
Distributions to members:		
Cash distributions		(182,500)
Net loss		(1,217,898)
Member's equity at December 31, 2011	$	639,056

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(1,217,898)
Adjustments to reconcile net loss to cash used by operating activities:		
Non-cash items:		
Depreciation expense		3,175
Bad debt expense		57,000
Fair value of warrants received as income		(24,064)
Mark to market adjustments on securities owned		1,236,685
Other changes in current assets and liabilities:		
Accounts receivable		(3,000)
Accounts payable and accrued liabilities		(16,378)
Prepaid expenses and other current assets		(66,342)
Net cash used in operating activities		(30,822)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities owned		12,422
Purchase of fixed assets		(3,000)
Net cash flow provided by investment activities		9,422
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions		(182,500)
Net cash used by financing activities		(182,500)
Net decrease in cash		(203,900)
Cash, beginning of year		268,249
Cash, end of year	$	64,349

The accompanying notes are an integral part of the financial statements

Note A – Organization and Nature of Business

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole member is TPF Holdings, LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenue associated with transaction commissions and private placement fees are recognized when the transaction closes and collection is reasonably assured, effectively when cash or financial instruments are received. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's results of operations as mark to market adjustments.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Plan uses Level 1 inputs to measure the fair value of its investments in active market securities. The Plan uses Level 2 inputs to measure the value of its securities warrants.

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 20, 2012, the date these financial statements were available to be issued.

Recently Issued Pronouncements

The Company does not expect recently issued but not yet adopted accounting pronouncements will have a material impact on the Company's financial statements at the time of adoption.

Note C – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $88,952, $38,952 in excess of its minimum required capital of $50,000. The Company's net capital ratio was 0.26 to 1.

Note D – Related Party Transactions

The Company shares office space and personnel with its sole Member, for which it is charged monthly. For the year ended December 31, 2011, rental expenses amounted to $4,635.

Note E - Concentrations

During 2011, revenue from three customers was $539,500, $250,000, and $224,977, and deemed individually significant for financial reporting purposes. Furthermore, the mark to market adjustment of $1,236,685 represents a significant exposure to the fluctuations in the market value of the underlying securities.

TRIPOINT GLOBAL EQUITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2011

Total Ownership Equity	$	639,056
Less: non-allowable assets		(545,259)
Net capital before haircuts on securities positions		93,797
Haircuts on securities positions		4,845
Net capital (1)	$	88,952
Total aggregate indebtedness	$	23,239
Computation of basic net capital requirement		
Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	$	50,000
Excess of net capital over minimum requirement	$	38,952
Ratio of aggregate indebtedness to net capital		0.26 to 1

(1)   As of December 31, 2011, there are no material differences between the audited computation of net capital and the Company's unaudited computation of net capital as per Part IIA of the company's December 31, 2011 quarterly Form X-17A-5 FOCUS report.

Exemption Provisions

The Company does not receive or otherwise hold funds or securities for, owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(i).

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
Tripoint Global Equities, LLC
400 Professional Drive, Suite 310
Gaithersburg, MD 20879

In planning and performing our audit of the financial statements and supplemental schedules of Tripoint Global Equities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBB + Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, TX
February 20, 2012